In fobird Co., Ltd Issuer Free Writing Prospectus Dated March 16, 2021 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus dated March 15, 2021 Registration Statement No. 333 - 251234

2 Forward - looking Statements • This presentation contains forward - looking statements that are based on the beliefs and assumptions of the management team of Infobird Co., Ltd (“ Infobird ”) and on information currently available to such management team. These forward - looking statements are subject to numerous risk s and uncertainties, many of which are beyond Infobird’s and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy an d plans, and objectives of Infobird for future operations, are forward - looking statements. Although Infobird does not make forward - looking statements unless it believes it has a reasonable basis for doing so, Infobird cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of Infobird and its industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these f orw ard - looking statements. You should not place undue reliance on any forward - looking statement. Infobird undertakes no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as r equired by applicable law. • This presentation contains industry, statistical and market data from Infobird ’ s internal estimates and research as well as from third party publications, surveys and reports. Although Infobird has not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, Infobird believes the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. In addition, the industry in which Infobird operates is subject to a high degree of uncertainty and risk due to a variety of important factors. As a result, these and other factors could cause results to differ materially from those expres sed in the estimates made by Infobird and third parties. • This presentation uses Infobird ’ s trademarks. This presentation may also include trademarks, logos, trade names and service marks that are the property of others. Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® a nd ȳ symbols, but those references are not intended to indicate that Infobird will not assert its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law. The trademarks, logos, trade names and service marks appearing in this presentation belong to th eir respective owners and do not provide or imply any endorsement, sponsorship or affiliation.

3 Free Writing Prospectus • This free writing prospectus relates to the proposed initial public offering of ordinary shares of Infobird , which are being registered on a registration statement on Form F - 1 , as amended (File No . 333 - 251234 ) (the “Registration Statement”) . This free writing prospectus should be read together with the preliminary prospectus dated March 15 , 2021 included in that Registration Statement, which can be accessed through the following link : https : //www . sec . gov/Archives/edgar/data/ 0001815566 / 000173112221000384 /e 2515 _f - 1 a 3 . htm . • Infobird has filed the Registration Statement (including a preliminary prospectus) with the Securities and Exchange Commission for the offering to which this communication relates . The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in that Registration Statement and other documents Infobird has filed with the Securities and Exchange Commission for more complete information about Infobird and the proposed offering . You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www . sec . gov . Alternatively, Infobird , any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting WestPark Capital, Inc . by telephone call at (310) 203 - 2919 , by mail at 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067 , Attn : Jason Stern, or by e - mail at jstern@wpcapital . com .

4 Proposed Offering Terms Issuer Proposed Price Per Share Proposed Trading Symbol ▪ Infobird Co., Ltd Proposed Offering Size ▪ $ 4.00 ▪ $ 25,000,000* ▪ IFBD Proposed Shares Offered ▪ 6 ,250,000 ordinary shares* Sole Bookrunning Manager/Underwriter ▪ WestPark Capital, Inc. Security ▪ Ordinary Shares Proposed Exchange ▪ The Nasdaq Capital Market * Assumes no exercise of the underwriters’ over - allotment option to purchase up to 937,500 additional ordinary shares. Co - Underwriter ▪ GF Securities (Hong Kong) Brokerage Limited

5 Corporate Overview and Investment Highlights Industry Background, Our Products and Services and Competitive Strengths Strategy and Use of Proceeds Financial Summary and Proposed Offering Terms

6 Who are we 6 We are a software - as - a - service, or SaaS, provider of innovative AI - powered, or artificial intelligence enabled, customer engagement solutions in China. x A leading SaaS provider of AI - powered customer engagement solutions in China ▪ Many years of experiences in serving large financial enterprises ▪ Penetration into other industries with standard cloud - based services x Cloud - native architecture, patented AI technologies, and no - code development platform x Combined with our customer - centric culture and in - depth vertical knowledge of clients’ industries, we provide our clients with holistic solutions to maximize business value

Value - driven solutions: help our customers to increase revenue, reduce cost, enhance customer service quality and customer satis faction 7 Our Business 7 Sales Force Management Customer Engagement Q uali ty management Training Cloud - native architecture Artificial intelligence technologies VoIP technologies (Voice over Internet Protocol) No - code development platform H i ghly intelligent P roof of stability and security at large scale Highly customizable P re - sales activities Post - sales c ustomer support S ales activities

8 Our Strategy Customized SaaS Standard SaaS Past 2021 - Forward ▪ Accounted for approximately 67.4% and 70.5% o f total revenues for the years ended December 31, 2018 and 2019 ▪ Consisted of a single major customer: China Guangfa Bank ▪ Focused on the finance industry ▪ Primary products involved: cloud call center and intelligent telemarketing We intend to: ▪ Elaborate on our standard cloud - based services to expand into other industries ▪ Leverage our experience in serving the finance industry to acquire major clients which are large financial institutions ▪ Focus on the finance, retail, and healthcare industries ▪ Involve various cloud - based AI products: cloud call center, intelligent telemarketing, AI Chatbots, and intelligent quality inspection

9 Investment Highlights Strong relationships with clients, industry expertise and diverse client base 4 ▪ Accumulated valuable vertical knowledge and know - how of our clients’ industries ▪ Over 10,000 paid user accounts from 358 customers in the finance, education, public services, healthcare, and consumer products industries as of June 30, 2020 5 Visionary and experienced management team ▪ Graduates of the Tsinghua University and other reputable universities in China and abroad, with an average of over 20 years o f e xperience Advanced and proprietary technologies and strong research and development capabilities 3 ▪ Self - developed cloud - native architecture ▪ Proprietary cloud - native communication technologies such as VoIP technologies, and AI technologies ▪ Innovative cloud - based no - code development platform ▪ A robust intellectual property portfolio and a strong research and development team of over 120 professionals as of December 31, 2020 1 Leading SaaS provider of AI - powered customer engagement solutions in China ▪ Over 10 years of experiences serving large enterprises in the finance industry with stability and security under large volume of services ▪ Expanding into other industries with our standard cloud - based services ▪ We believe we have also accumulated deep experiences in serving large enterprises in other industries such as IT, retail and edu cation industries Rapid growth and large market potential of the Chinese SaaS market 2 ▪ Approximately 44% CAGR from 2019 to 2020 ▪ Estimated market size of approximately $6.9 billion in 2022

10 Corporate Structure 100% Beijing Infobird Software Co., Ltd (“Infobird Beijing”) (China) Infobird Co., Ltd (Cayman Islands) Infobird International Limited (Hong Kong) Contractual agreement Infobird Digital Technology (Beijing) Co., Ltd (China) 100% Outside China Inside China Guiyang Infobird Cloud Computing Co., Ltd (China) Anhui Infobird Software Information Technology Co., Ltd (China) 90.18% 99.95%

11 Corporate Overview and Investment Highlights Industry Background, Our Products and Services and Competitive Strengths Strategy and Use of Proceeds Financial Summary and Proposed Offering Terms

$2.3 $3.3 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 2019 2020 The SaaS Market in China, 2019 - 2020 (in Billions) The digital transformation and favorable government policies fuel the future of the SaaS market in China Source: Report on the Industry Trend of SaaS in China , Business Partner Consulting ▪ Emphasized development and application of cloud computing, such as SaaS, and issued several supporting policy documents not only on the big - picture level but also on the industry specific level, for instance: • The MIIT issued the Guidelines for Promoting Enterprises to Move Business to Cloud Platforms (2018 - 2020) in July 2018 An additional one million enterprises in China to initiate digital transformation and conduct business on cloud computing services in China by 2020. • People’s Bank of China issued the Development Plan for Financial Technology ( FinTech ) (2019 - 2021) in August 2019 To upgrade the technologies applied in the finance industry, including cloud computing, AI, and big data by 2021. ▪ Businesses have been investing heavily in digital transformation, with customer engagement as one of the largest areas of investment. Favorable government policies in China Digitalization transformation in China 12 Blooming SaaS industry in China ▪ The growth rate of SaaS industry is estimated to remain high in the next two years and market size is estimated to grow to approximately $6.9 billion in 2022.

13 Trend of the SaaS and Customer Engagement Industry ▪ ( i ) to become more intelligent with artificial intelligence, or AI, and big data technologies; and ▪ (ii) to incorporate industry expertise and vertically grow to penetrate markets in other industries, including the finance, healthcare, education, transportation, public services and retail industries. ▪ Shift from passive traditional tools to proactive AI - powered SaaS ▪ Industry expertise combined with novel technologies, such as AI and machine learning capabilities The SaaS Industry The Customer Engagement Industry

Customer Engagement Software AI Customer Engagement AI Sales Force Management Cloud call center ▪ Functions : inbound and outbound calls through various terminals, interactive voice responses, batch calls and other add - on services with our open API ▪ Cloud - native architecture and our proprietary technologies : ensure scalable, steady, secure, and flexible access to accounts with high voice transmission quality ▪ AI empowered : predictive dialing robot Intelligent telemarketing ▪ Functions: automatically initiate calls , run multiple processes at a time, and perform common or repetitive tasks ▪ AI empowered: Leveraging AI voice Chatbot and collect information from interactions between sales representatives and customers to create labels for each customer and to analyze and predict customer behaviors. Omni - channel customer service ▪ Functions : cross - channel interaction support, customizable ticket systems and other add - on services with open API ▪ Omni - channel with single view of customer: integrate interactions through telephone calls, videos, emails, social media platforms, websites, and text messages ▪ AI empowered : AI voice Chatbot/AI text Chatbot and intelligent form filling AI voice Chatbot/AI text Chatbot ▪ Functions: multiple rounds of free conversations with customers, referring to the context for better understanding, and recognizing the intentions of customers ▪ AI empowered : leveraging self - developed NLP technology and licensed ASR and TTS technologies Intelligent quality inspection ▪ Functions : coverage to monitor and benchmark performances of sales and customer service representatives and aiding in the fulfillment of obligations under compliance regulations ▪ AI empowered: leveraging self - developed NLP technology and licensed ASR technologies to convert voice to text and to carry out contextual understanding Intelligent training ▪ Functions : standardized training, interactive training sessions and tests with AI Chatbots for sales and customer service representatives ▪ AI empowered: AI text Chatbot /AI voice Chatbot for interactive training sessions, leveraging self - developed NLP technology and licensed ASR and TTS technologies 14

Primary Service Offerings 15 ▪ Support a variety of cloud deployment, g enerally public cloud deployment is adopted ▪ Standardized , no customiz ation required ▪ Ready to launch Standard cloud - based SaaS services ▪ Support a variety of cloud deployment, generally private or hybrid cloud deployment is adopted ▪ Involve preliminary research of clients’ businesses and their objective of customer engagement, along with design, modification, and integration of some of our fundamental SaaS in order to fit seamlessly with our clients’ actual business processes Customized cloud - based SaaS services ▪ Consist of call center outsourcing operation services ▪ Supply a full set of resources for such services, including the physical space, physical agents, call center equipment, fixed line and internet network, system management, maintenance and other services to meet our clients’ needs Business process outsourcing services

16 Competitive Strengths Advanced and Proprietary Technologies and Strong Research and Development Capabilities ▪ Cloud - native architecture that ensures flexible scale - out capabilities, high tolerance of failures and default, and supports ultra - large - scale concurrence capabilities ▪ Self - developed and patented AI technologies such as NLP ▪ I ntellectual property portfolio consisting of 19 patents and 51 software copyrights, and our R&D team accounted for approximately 40.0% of our total employees as of December 31, 2020 Innovative No - code Development Platform ▪ Significantly reduces the software development period with relatively low cost and allows us to quickly customize and package our SaaS to meet market demand ▪ Configurable , sharable, and scalable microservice modules and packages Rich Experience in Serving Large Enterprises ▪ O ne of the leading and long - standing SaaS providers in China with over 10 years of experience in serving large enterprises in the finance industry ▪ Experience in serving corporate clients in other industries such as IT, retail and education industries ▪ Accumulated industry expertise and know - how Strong Relationships with Clients, Industry Expertise and Diverse Client Base ▪ Over 10,000 paid user accounts from 358 customers in the finance, education, public services, healthcare, and consumer products industries as of June 30, 2020 Visionary and Experienced Management Team ▪ Management team with over 20 years of experience and global educational background Award - winning and Recognized Company ▪ Received numerous industry, trade association and governmental awards relating to our business and operations, including: ▪ Top 100 Global High - Tech Growth Company by Red Herring (2008) ▪ The Best Cloud Computing Solutions, Cloud China by the Ministry of Industry and Information Technology of the PRC (2017) ▪ Top 100 Quasi Unicorn Company (Intelligent Cloud Customer Services) by “China Internet Week” of Chinese Academy of Sciences, Center for Informatization Study, and eNet Research (2019) 1 2 3 4 5 6

17 Visionary and experienced management team Yimin Wu CEO and Chairman of the Board of Directors Lianfang Zhou CFO Hsiaochien Tseng EVP Chunhsiang Chen CTO and VP ▪ Founder, Chairman and CEO of Infobird Beijing since 2001 ▪ Served as general manager of Beijing Jing Zhou Computers, Co., Ltd. ▪ Over 30 years of computing experience ▪ Bachelor’s and Master’s Degree in Computer Science from Tsinghua University ▪ Finance manager of Infobird Beijing from 2010 to 2020 ▪ Finance director of Infobird Beijing since 2020 ▪ Holds the intermediate accountant qualification certificate issued by the Ministry of Finance of China ▪ Over 15 years of financial experience ▪ Bachelor’s Degree in Accounting from Renmin University of China ▪ Executive vice presiden t of Infobird Beijing since 2020 ▪ Served as senior vice president of Hua Tuo Digital Technology Group Co., Ltd. ▪ Served as sales director of the Credit Card Center of China Guangfa Bank ▪ Over 19 years of sales experience ▪ Master’s Degree in Business Administration from San Diego State University ▪ Vice president of Infobird Beijing since 2012 ▪ Served as advisory programmer of IBM ▪ Founded GenNet Technology Co., Ltd. and served as CEO ▪ Over 30 years of information technology experience ▪ Master’s and Doctoral Degree in Computer Science from Northwestern University

18 Board of Directors Yimin Wu Dongliang Jiang Hanbin Xiao Directors Independent Directors ▪ Director of Infobird Beijing since 2001 ▪ Founder of Anhui Laolinju Internet Technology Co., Ltd. ▪ Served as vice president of Infobird Beijing ▪ Over 20 years of management experience ▪ Served as general manager of Jiangxi Yurun Lida Equity Investment Management Co., Ltd., or Lida Equity Investment ▪ Served as a member of the board of directors of several investment targets of Lida Equity Investment ▪ Chair of Audit Committee ▪ Served as the chief executive officer of HairClinical LLC and director of Q.E.P. Co., Inc. ▪ Served as a director and chairman of the audit committee of Hancock Fabrics, Inc. ▪ Held various senior management roles in Applica Incorporated (NYSE: APN) ▪ Chair of compensation committee ▪ Member of audit committee ▪ Served as the chairman of the board of directors of China Convoy (Beijing) Information Technology Group Co., Ltd. ▪ Served as chief executive officer of Shizun (Beijing) Electronic Technology Co., Ltd . ▪ Chair of nomination and governance committee ▪ Member of audit committee ▪ Member of compensation committee ▪ Founder of Ningbo Play Capital Investment Management Co., Ltd. ▪ Served as managing director of the China Office of International Game Technology (NYSE: IGT) ▪ Senior Vice President of MIH Asia ▪ Member of nomination and governance committee ▪ S erved as chief executive officer of IntelliCredit Co., Ltd ▪ Served as domain expert in the credit bureau of People’s Bank of China ▪ S erved as director of Technology and Operations of Greater China of Experian Plc. Harry D. Schulman Feng Liu Zhixiong Wang Xuan Li ▪ Founder, Chairman and CEO of Infobird Beijing since 2001 ▪ Served as general manager of Beijing Jing Zhou Computers, Co., Ltd. ▪ Over 30 years of computing experience

19 Corporate Overview and Investment Highlights Industry Background, Our Products and Services and Competitive Strengths Strategy and Use of Proceeds Financial Summary and Proposed Offering Terms

20 Strategy Expand client base in the finance industry with enhanced sales and marketing and solutions Strengthen sales and marketing Further improve AI and machine learning capabilities ▪ Enhance our AI customer engagement solutions in the industry and acquire new clients and cross - sell and/or upsell our AI - powered SaaS to existing clients ▪ Recruit sales personnel and consultants with financial industry background and resources ▪ Strategic partnerships with other service providers of financial institutions ▪ Actively participate in industry bidding ▪ Further enter other mature industries in 2021, such as the healthcare and retail industries ▪ Develop targeted sales plans and products ▪ Designate team of industry experts and consultants ▪ En hance marketing to improve brand influences ▪ Expand sales team ▪ Build strategic alliances to expand potential client base ▪ Improve our overall sales and marketing capability: conduct better customer lifecycle management, and participate in and organize industry forums and seminars ▪ Expand our product group and upgrade our existing product offerings ▪ Customer engagement hub ▪ One single view of customer ▪ Knowledge graphs ▪ Customer journey maps ▪ Open API of no - code development platform 1 3 4 Enter other mature industries 2

21 Use of Proceeds* 50% 26% ▪ Strengthen sales and marketing ▪ W orking capital and general corporate purposes 24% ▪ Research and development * Reflects approximations. Estimated Use of Proceeds:

22 Corporate Overview and Investment Highlights Industry Background, Our Products and Services and Competitive Strengths Strategy and Use of Proceeds Financial Summary and Proposed Offering Terms

Financial Summary * Summary of Income Statement Summary of Balance Sheet * Reflects approximations. 23 June 30, 2020 December 31, 2019 December 31, 2018 $ $ $ (Unaudited) Current assets 6,115,689 5,944,254 6,608,143 Total assets 12,013,367 11,139,226 10,369,927 Current liabilities 6,645,631 7,343,064 10,003,872 Total liabilities 6,906,145 7,544,671 10,058,604 Total equity 5,107,222 3,594,555 311,323 For the Six Months Ended June 30, For the Years ended December 31, 2020 2019 2019 2018 $ $ $ $ (Unaudited) (Unaudited) Revenue 6,232,741 9,356,638 18,248,289 18,789,550 Gross Profit 4,067,098 4,799,764 10,261,143 9,485,747 Gross Margin 65% 51% 56% 51% Net Income 1,572,541 1,954,427 5,101,828 2,442,375

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